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Sit Mutual Funds

Global Investment Outlook & Strategy Update
Executive Summary
January 11, 2021

We expect a post-pandemic synchronized global recovery to gather steam in 2021 following the deepest economic contraction since World War II in 2020. Unparalleled global stimulus, totaling almost $30 trillion thus far (or over 30 percent of GDP), helped stave off an economic meltdown and is now underwriting a nascent worldwide recovery. Global real GDP is poised to expand +5.0 percent or more in 2021 versus a drop of about -4.3 percent in 2020.

Rising stock markets are an offshoot of improving prospects for corporate earnings and abundant liquidity. Plus, as central banks employ a low-interest rate policy, the T.I.N.A.-effect (i.e., there-is-no-alternative) is pushing some investors out on the risk curve and into equities.

We remain constructive on U.S. equities over the intermediate-term and think participation in market gains will continue to broaden beyond large-capitalization technology stocks as the pandemic comes under control and global economies normalize. While lingering uncertainties continue to support diversification, we have shifted portfolios toward a more pro-cyclical stance over the past few months. As for international portfolios, we remain positive on equities in China, South Korea, and India as these nations are further along in their economic recoveries due to the early implementation of strict social-distancing measures to control the Covid-19 outbreak.

Click here to download our most recent Global Investment Outlook and Strategy paper. If you'd like to receive this via email or snail mail each quarter, just drop one of us a note.

To learn more about our funds, please visit our website at www.sitfunds.com or reach out to one of us.

Keith McFadyen
Director – Investment Advisory
(630) 235-0065
krm@sitinvest.com

Conner Murnighan
Director – Investment Advisory
(312) 550-5809
fcm@sitinvest.com

Disclosure

Sit Mutual Funds
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
www.sitfunds.com